UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

DUPONT RETIREMENT SAVINGS PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

974 Centre Road
Wilmington, Delaware 19805
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

DUPONT RETIREMENT SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of DuPont Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Retirement Savings Plan (the “Plan”) as of December 31, 2016 and December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 and Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 13, 2017

DUPONT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets:
Investments, at fair value:
Participant-directed brokerage account	$127,636,529	$147,208,227
Common stock	632,675,144	683,348,424
Total investments at fair value	760,311,673	830,556,651

Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	9,472,996,711	9,391,949,418

Receivables:
Participants’ contributions	3,966,778	5,677,009
Employer’s contributions	5,302,492	8,166,948
Notes receivable from participants	84,754,772	91,873,205
Total receivables	94,024,042	105,717,162

Cash	14,018,894	210,544,286

Total assets	10,341,351,320	10,538,767,517

Liabilities:
Accounts payable	42,280	76,838

Net assets available for benefits	$10,341,309,040	$10,538,690,679

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
Additions:
Investment income:
Net investment gain from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$599,652,451
Net appreciation in fair value of investments	72,264,980
Dividend income	18,393,454
Net investment income	690,310,885

Contributions:
Employer’s contributions	187,893,723
Participants’ contributions	208,860,808
Rollovers	20,236,695
Total contributions	416,991,226

Interest from notes receivable from participants	3,774,399

Total additions	1,111,076,510

Deductions:
Benefits paid to participants	1,304,869,961
Distribution of dividends	734,179
Administrative expenses	2,854,009
Total deductions	1,308,458,149

Net decrease	(197,381,639)

Net assets available for benefits:
Beginning of year	10,538,690,679
End of year	$10,341,309,040

See Notes to the Financial Statements beginning on page 4.

DUPONT RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont Retirement Savings Plan (the “Plan”) is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code (“IRC”) established by the Board of Directors of E. I. du Pont de Nemours and Company (“DuPont” or the “Company”). The Plan is a tax-qualified, contributory profit sharing plan.

On July 1, 2015, DuPont completed the separation of its Performance Chemicals segment through the spin-off of all of the issued and outstanding stock of The Chemours Company ("Chemours"). As a result of the separation, participants received one share of common stock of Chemours for every five shares of DuPont common stock they held in the Plan on June 30, 2015. Chemours stock is closed to new investments and was removed from the investment options on June 30, 2016.

Plan Mergers
Effective December 31, 2015, the Solae Savings Investment Plan (the "Solae Plan"), MECS, Inc. 401(k) Plan (the "MECS Plan"), the DuPont 401(k) and Profit Sharing Plan (the "DuPont 401(k) Plan"), Belco Technologies Savings and Investment Plan ("Belco Plan"), and the Pannar Seed, Inc. USA 401(k) Profit Sharing Plan (the "Pannar Plan") were merged into the Plan. The majority of the investments related to the mergers, in the amount of $201,918,484, were held as uninvested cash on the Statement of Net Assets Available for Benefits as of December 31, 2015, and subsequently mapped to the Plan investments in January 2016.

Administration
The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company.  The Savings Plan Investment Committee, whose members are also appointed by the Company, has responsibility for selecting and overseeing the Plan investments and determining the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance companies.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”) and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America is the trustee for the balances in common stocks and mutual funds including the participant-directed brokerage account and also provides recordkeeping and participant services. The Plan entered into a Master Trust Agreement with Northern Trust to establish the DuPont and Related Companies Defined Contribution Plan Master Trust (the "Master Trust"). See Note 3 for further information.

Participation
All employees of the Company or the Company’s subsidiaries and general partnerships that have adopted the Plan are eligible to participate in this Plan, except represented employees in a bargaining unit that has not accepted the terms of this Plan and individuals who are classified by the Company as leased employees and independent contractors. Individuals who are receiving severance pay, retainer, or other fees under contract are not eligible to elect or receive contributions in the Plan with respect to such compensation. No temporary employees are eligible for participation in the Plan. Temporary employees are defined as individuals hired to complete a special project of limited duration or to fill the vacancy of an employee who is on a leave of absence.

Contributions
Eligible employees may participate in the Plan by authorizing the Company to make payroll deductions. Participants may elect to make before-tax, Roth 401(k) or after-tax contributions of 1% to 90% of eligible compensation, as defined. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participants are automatically enrolled in the Plan at a 6% before-tax savings rate and increased 1% annually, up to a maximum of 15% of pay, if no action is taken by the employee within 60 days from the date of hire.

Under automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America. The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company makes a matching contribution equal to 100% of a participant’s contribution, up to 6% of eligible compensation. In addition, the Company makes a contribution (“Retirement Savings Contribution”) to each eligible employee account, currently equal to 3% of eligible pay, regardless of the employee’s contribution election. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Participant Accounts
The Plan’s record-keeper maintains an account in the name of each participant to which each participant’s contributions, Company’s matching contributions, Retirement Savings Contributions and allocations of Plan net earnings and losses, if any, are recorded. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments
Participants direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers through the Master Trust, 5 passively managed index funds, 6 actively managed custom-designed funds, 10 target retirement funds, and a stable value fund.  Additionally, the Plan currently offers DuPont common stock and the self-directed brokerage account where participants can choose from 2,125 funds from 110 mutual fund families. The Plan also contains an Employee Stock Ownership Plan (“ESOP”) where participants can elect to have dividends from the DuPont common stock paid out to them in cash instead of being reinvested in their Plan account.  For the year ended December 31, 2016, $734,179 in dividends were paid to participants in cash.

Vesting
Participant contributions and the Company’s matching contributions are fully and immediately vested. Retirement Savings Contributions are fully vested after any of the following circumstances:

•	The participant has completed at least three years of service with the Company;

•	The participant reaches age 65 while working for the Company;

•	The participant terminates employment with the Company due to becoming totally disabled while working for the Company;

•	The participant’s job with the Company is eliminated;

•
The participant’s spouse is transferred by the Company to an employment location outside the immediate geographic area while the participant is working for the Company, and the participant terminates employment with the Company;

•	The participant dies while actively employed by the Company.

Participants who became eligible to participate in the Plan as a result of the Solae Plan, MECS Plan, DuPont 401(k) Plan, Belco Plan and Pannar Plan mergers, discussed in Note 1, received credit under the Plan for all service credited under the plans as of December 31, 2015.

Participant balances related to certain prior plan company contributions or prior plan benefits transferred from the Danisco US 401(k) Plan and profit sharing contributions transferred from the DuPont 401(k) Plan that were not vested at the time the balances were merged into the Plan will continue to vest according to the previous plans' vesting schedules.

Notes Receivable from Participants
Participants may borrow up to one-half of their non-forfeitable account balances, excluding the Retirement Savings Contribution account, subject to a $1,000 minimum and up to a maximum equal to the lesser of $50,000 (less the participants highest outstanding loan balance during the previous 12 months) or 50% of their account balance. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for qualified residential loans, which have a maximum term of 10 years. Loans transferred into the Plan on December 31, 2012 from the Danisco US 401(k) Plan could have a maximum original term of 15 years. The rate of interest on loans are commensurate with the prevailing interest rate charged on similar loans made within the same locale and time period and remain fixed for the life of the loan. The loans are repaid over the term in installments of principal and interest by deduction from pay or through ACH account debit. A participant also has the right to repay the loan in full, at any time, without penalty.  At December 31, 2016, loan interest rates ranged from 3.25% to 9.75%.

Payment of Benefits
Participants may request a full distribution of their accounts when they terminate employment with the Company and all affiliates. However, the Retirement Savings Contributions will be paid only to the extent that they are vested in the employee’s account.  On separation from service, a participant also may elect to receive the value of their account balance in installment payments. Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2016 and 2015, forfeited nonvested accounts totaled $0 and $42, respectively. Forfeitures can be used, as defined by the Plan, to pay administrative expenses, reinstate participant accounts and to reduce the amount of future employer contributions. A participant’s account may be reinstated if the participant becomes a covered employee by the Plan prior to incurring five consecutive one-year breaks in service.  The participant account will be reinstated as soon as practical after the date the participant becomes a covered employee. Forfeited accounts of $1,741,597 were used to reduce employer contributions for the year ended December 31, 2016. In addition, forfeited accounts were used to reinstate participant’s accounts and pay for administrative expenses in the amounts of $56,227 and $321,804, respectively.

Administrative Expenses
Administrative expenses, including but not limited to, recordkeeping expenses, trustee fees and transactional costs may be paid by the Plan, at the election of the Plan Administrator. Expenses paid by the Plan for the year ended December 31, 2016 were $2,854,009, net of fee reimbursements and excludes expenses paid by the Master Trust.  Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Recent Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2017-06, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting." The new guidance relates to the presentation and disclosure reporting requirements by an employee benefit plan for its interest in a master trust. The guidance will require, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. Additionally, the guidance removes the requirement to disclose the percentage interest in the master trust for plans with divided interests and requires that all plans disclose the dollar amount of their interest in each of those general types of investments. Lastly, the guidance requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The new guidance is effective for fiscal years beginning after December 15, 2018 and applies retrospectively for each period the financial statements are presented. Early adoption is permissible. Plan management is currently evaluating the timing of adoption and the impact this guidance will have on the Plan's financial statements.

In May 2015, the FASB issued ASU No. 2015-07, "Fair Value Measurement (Topic 820)- Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share or its Equivalent." This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented and earlier application is permitted. Plan management adopted this guidance effective January 1, 2016 on a retrospective basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment options, which include investments in the Master Trust, in any combination of equities, fixed income securities, mutual funds, common collective trusts, traditional, separate account and synthetic guaranteed investment contracts ("GICs"), currency and commodities, futures, forwards, options and swaps.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stocks are valued at the year-end market price of the common stocks.  The mutual funds, included in the participant-directed brokerage account investments, consist of shares of registered investment companies comprised of equity and fixed income funds and are valued at the net asset value of shares held by the Plan at year-end.

Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of common stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $7,548,052 and $7,361,499 at December 31, 2016 and 2015, respectively.

NOTE 3 — INTEREST IN MASTER TRUST

The objective of the Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts. The Master Trust contains several actively managed investments pools and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.  The Master Trust also includes the Master Trust Stable Value Fund (the "Stable Value Fund"). DuPont Capital Management Corporation ("DCMC"), a registered investment adviser and wholly-owned subsidiary of DuPont, has the oversight responsibility for the investments' managers and evaluates the funds' performances under the Master Trust, except for the Stable Value Fund, which is actively managed by DCMC.

At December 31, 2016 and 2015, the Master Trust includes the assets of the Plan.

On July 1, 2015, DuPont completed the separation of its Performance Chemicals segment through the spin-off of all of the issued and outstanding stock of Chemours. As a result of the separation, participants received one share of common stock of Chemours for every five shares of DuPont common stock they held in the Plan on June 30, 2015. Chemours stock is closed to new investments and was removed from the investment options on June 30, 2016. As a result of the Chemours separation, Sentinel exited the Master Trust on June 30, 2015.

Effective December 31, 2015, the DuPont 401(k) Plan was merged into the Plan. As a result of the Plan merger, the DuPont 401(k) Plan exited the Master Trust on December 31, 2015.

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to Northern Trust of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated based on the individual Plan’s specific interest within the Master Trust. The Plan’s interest in the Master Trust was 100.00% as of December 31, 2016 and 2015, respectively.

Master Trust Investments
The investments of the Master Trust are reported at fair value, except fully benefit-responsive investment contracts, which are reported at contract value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximate fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in common collective trusts (“CCTs”) are valued at the net asset value as reported by the CCTs’ trustee as a practical expedient to estimate fair value.

Common stock, preferred stock, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented.

Fixed income securities are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Forward foreign currency contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by Northern Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the United States dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

Description of the Master Trust’s Investment Contracts
The Master Trust holds three types of investment contracts that are fully benefit-responsive: traditional GICs, synthetic GICs and separate account GICs. These investment contracts are measured at contract value. Contract value is the relevant measurement attributable for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

The Master Trust invests in traditional GICs, synthetic GICs and separate account GICs.  Traditional GICs are comprised of assets held in the issuing company’s general account and are backed by the full faith and credit of the issuer. For synthetic GICs, the Master Trust owns the underlying investments, whereas for the separate account GICs, the Master Trust receives title to the annuity contract, but not the direct title to the assets in the separate account. Synthetic and separate account GICs are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of DCMC sponsored GEM Trusts and a PIMCO managed separate account fixed income portfolio and a DCMC managed Futures Overlay account.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The underlying investments wrapped within the separate account contracts are managed by third party fixed income managers and include securities diversified across the broad fixed income market, such as, but not limited to, corporate bonds, mortgage related securities, government bonds, asset-backed securities, cash, cash equivalents, and certain non-leveraged derivatives. The DCMC managed Futures Overlay account is used to reduce the duration of the DCMC Stable Value Global Wrap Tier-5 contracts and consequently of the stable value funds that participate in the contracts.  The overlay will be implemented either through a commingled account or separate accounts for each stable value fund.  The duration reduction will be achieved through short futures positions.  The overlay account will hold the short futures positions and cash or cash equivalents.  The account will not always be active; it will only be active when DCMC decides to provide protection to its funds against rising rates through duration reduction.

For traditional GICs, the insurer maintains the assets in a general account.  Regardless of the performance of the general account assets, a traditional GIC will provide a fixed rate of return as negotiated when the contract is purchased.  Synthetic GICs, backed by underlying assets, are designed to provide principal protection and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.  Separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of Stable Value Fund participants. The synthetic and separate account GICS are wrapped by the financially responsible insurance company. The Master Trust participates in the underlying experience of the separate account via future periodic rate resets.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value, is probable.

Based on certain events specified in fully benefit-responsive investment contracts, both the Plan/Master Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•	The Plan Sponsor’s receipt of a final determination notice from the IRS that the Plan does not qualify under Section 401(a) of the IRC.

•	The Master Trust ceases to be exempt from federal income taxation under Section 501(a) of the IRC.

•	The Plan/Master Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•	The Plan/Master Trust or its representative makes a material misrepresentation.

•	The Plan/Master Trust makes a material amendment to the Plan/Master Trust and/or the amendment adversely impacts the issuer.

•	The Plan/Master Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•	The balance of the contract value is zero or immaterial.

•	Mutual consent.

•	The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic and separate account GICs, additional termination events include the following:

•	The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•	The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

If the issuer of a synthetic or separate account GIC chooses to terminate the contract, assuming no breach of contract by the contract holder, the issuer is contractually obligated to deliver to the contract holder either book value or market value, whichever is greater at the time of termination, less any unpaid fees or charges. If the contract holder chooses to terminate the contract, they can choose to receive a cash value payout equal to the market value of the assets, or, if the market value is less than the book value, they can choose to enter into a wind-down phase designed to immunize the difference between market and book values over a time period agreed upon by both parties. The contract holder can choose to replace the contract issuer with a new issuer at any time, provided that all involved parties agree to the terms of transition.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust
In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the over-the-counter market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

The Master Trust invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Master Trust intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering into a financial futures contract, the Master Trust is required to pledge to the broker an amount of cash, U.S. government securities, or other assets equal to a certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as variation margin, are made or received by the Master Trust each day, depending on the daily fluctuations in the fair value of the underlying security. The Master Trust recognizes a gain or loss equal to the daily variation margin. If market conditions move unexpectedly, the Master Trust may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates, and the underlying hedged assets.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Master Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Master Trust’s investment managers generally limit the Master Trust’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Master Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Master Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Master Trust to perform and do not give rise to any counterparty credit risk.

The following presents the Master Trust’s net assets at December 31, 2016 and 2015:

	2016	2015
Assets:
Investments, at fair value:
Common stocks	$2,228,288,132	$2,184,011,954
Preferred stocks	541,121	678,223
Fixed income securities
Government bonds	44,248,292	23,029,659
Corporate bonds	39,586,500	33,452,232
Government mortgage backed securities	30,723,539	22,032,040
Other	24,428,263	23,335,802
Mutual funds	90,125,595	120,488,415
CCTs	2,786,719,256	2,513,863,261
Total investments at fair value	5,244,660,698	4,920,891,586

Investments, at contract value:
Separate account GICs	2,511,444,995	2,632,401,521
Traditional GICs	235,486,367	272,169,978
Synthetic GICs	1,496,266,226	1,574,745,664
Total investments at contract value	4,243,197,588	4,479,317,163

Cash	1,031,651	583,743
Receivables for securities sold	3,381,431	4,503,918
Unrealized gain on foreign exchange contracts	604,726	418,560
Accrued income	13,282,699	6,260,350
Other assets	983,704	416,890
Total assets	9,507,142,497	9,412,392,210

Liabilities:
Payables for securities purchased	31,459,871	12,240,618
Accrued expenses	6,500,216	7,076,047
Other liabilities	692,962	105,660
Total liabilities	38,653,049	19,422,325

Master Trust net assets	$9,468,489,448	$9,392,969,885

The following presents the net investment gain for the Master Trust for the year ended December 31, 2016:

2016
Net appreciation in fair value of investments	$476,762,561

Investment income (expense):
Interest income	91,680,901
Dividend income	47,559,286
Investment management expenses	(15,881,310)
Net investment gain	$600,121,438

NOTE 4 — FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2016:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$632,675,144	$—	$—	$632,675,144
Participant-directed brokerage account	127,636,529	—	—	127,636,529
Total Plan’s investments, at fair value	$760,311,673	$—	$—	$760,311,673

Master Trust’s investments:
Common stocks	$2,228,288,132	$—	$—	$2,228,288,132
Preferred stocks	541,121	—	—	541,121
Fixed income securities
Government bonds	—	44,248,292	—	44,248,292
Corporate bonds	—	39,586,500	—	39,586,500
Government mortgage backed securities	—	30,723,539	—	30,723,539
Other	—	24,428,263	—	24,428,263
Mutual funds	90,125,595	—	—	90,125,595
Total Master Trust investment assets	2,318,954,848	138,986,594	—	2,457,941,442

Other financial instruments[1]	—	895,468	—	895,468
Subtotal	2,318,954,848	139,882,062	—	2,458,836,910

Master Trust investments measured at net asset value:
CCTs				2,786,719,256

Total Master Trust assets, at fair value	$2,318,954,848	$139,882,062	$—	$5,245,556,166
 ______________________________________
1                   Other financial instruments include forwards, futures, options and swaps.

The following table sets forth by level, within the fair value hierarchy, the Plan’s and the Master Trust’s assets and liabilities at fair value as of December 31, 2015:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
Common stocks	$683,348,424	$—	$—	$683,348,424
Participant-directed brokerage account	147,208,227	—	—	147,208,227
Total Plan’s investments, at fair value	$830,556,651	$—	$—	$830,556,651

Master Trust’s investments:
Common stocks	$2,184,011,954	$—	$—	$2,184,011,954
Preferred stocks	678,223	—	—	678,223
Fixed income securities
Government bonds	—	23,029,659	—	23,029,659
Corporate bonds	—	33,452,232	—	33,452,232
Government mortgage backed securities	—	22,032,040	—	22,032,040
Other	—	23,335,802	—	23,335,802
Mutual funds	120,488,415	—	—	120,488,415
Total Master Trust investment assets	2,305,178,592	101,849,733	—	2,407,028,325

Other financial instruments[1]	—	729,790	—	729,790
Subtotal	2,305,178,592	102,579,523	—	2,407,758,115

Master Trust investments measured at net asset value:
CCTs				2,513,863,261

Total Master Trust assets, at fair value	$2,305,178,592	$102,579,523	$—	$4,921,621,376
 ______________________________________
1             Other financial instruments include forwards, futures, and options.

For the years ended December 31, 2016 and 2015, there were no significant transfers in or out of Levels 1, 2 or 3.

The following summarizes CCTs measured at fair value based on net asset value per share as of December 31, 2016 and 2015, respectively. Redemption for common collective trusts is permitted daily and there are no unfunded commitments.

	Fair Value		Redemption Notice Period
	December 31, 2016	December 31, 2015
Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund - Non-Lending	$44,644,293	$30,705,315	By 9:30AM CST on valuation date
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	214,484,236	274,626,708	By 9:30AM CST on valuation date
Northern Trust Collective EAFE® Index Fund - Non-Lending	323,068,042	341,602,775	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Global Real Estate Index Fund - Non-Lending	7,370,803	12,684,236	By 9:30AM CST one business day prior to valuation date
Northern Trust Collective Russell 2000 Index Fund - Non-Lending	304,962,165	269,010,106	By 9:30AM CST on valuation date
Northern Trust Collective S&P 400® Index Fund - Non-Lending	464,156,015	379,438,573	By 9:30AM CST on valuation date
Northern Trust Collective S&P 500® Index Fund - Non-Lending	1,127,312,405	1,003,572,946	By 9:30AM CST on valuation date
Northern Trust Collective Government Short Term Investment Fund	151,268,643	97,130,616	By 2:00PM CST on valuation date
Voya Core Plus Trust Fund Class 1	149,452,654	105,091,986	By 1:00PM EST on valuation date
	$2,786,719,256	$2,513,863,261

NOTE 5 — RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of CCTs managed by Northern Trust and Bank of America, who also serve as trustees of the Master Trust and the participant-directed brokerage account, respectively. In addition, the Plan offers DuPont common stock as an investment option. At December 31, 2016, the Plan held 8,619,552 shares of DuPont common stock valued at $632,675,144.  At December 31, 2015, the Plan held 10,115,757 shares of DuPont common stock valued at $672,669,407.  During the year ended December 31, 2016, the Plan purchased and sold $132,829,018 and $206,180,791 of DuPont common stock, respectively, and received dividends of $14,481,666.  Additionally, during the year ended December 31, 2016, DuPont common stock appreciated in value by $63,470,111. Transactions in these investments, including related fees, and notes receivables from participants, qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

The Stable Value Fund assets held by the Plan through the Master Trust are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund. The amount of DCMC fees accrued and paid by the Stable Value Fund was approximately $615,494 for the year ended December 31, 2016.  DCMC fee amounts relate to the Master Trust and are allocated to the plans within the Master Trust based on each plan’s proportional interest in the Stable Value Fund.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the Retirement Savings Contributions.

NOTE 7 — TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the IRC and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated May 9, 2017, covering the Plan and amendments through December 16, 2015, has been received by the Plan. The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to initiation of any new income tax examinations for years prior to 2013.

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but are not yet paid as of that date. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$10,341,309,040	$10,538,690,679
Amounts allocated to withdrawing participants	(7,548,052)	(7,361,499)
Loan balances considered deemed distributions	(439,495)	(445,599)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	82,575,534	39,255,123
Net assets available for benefits per the Form 5500	$10,415,897,027	$10,570,138,704

The following is a reconciliation of notes receivable from participants per the financial statements at December 31, 2016 and December 31, 2015 to notes receivable from participants per the Form 5500:

	2016	2015
Notes receivable from participants per the financial statements	$84,754,772	$91,873,205
Loan balances considered deemed distributions	(439,495)	(445,599)
Notes receivable from participants per the Form 5500	$84,315,277	$91,427,606

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2016:

2016
Total additions per the financial statements	$1,111,076,510
2016 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	82,575,534
2015 adjustment from contract value to fair value for fully benefit-responsive investment contracts held in Master Trust	(39,255,123)
Total income per the Form 5500	$1,154,396,921

The following is a reconciliation of total deductions per the financial statements to total expenses per the Form 5500 for the year ended December 31, 2016:

2016
Total deductions per the financial statements	$1,308,458,149
Amounts allocated to withdrawing participants at December 31, 2016	7,548,052
Amounts allocated to withdrawing participants at December 31, 2015	(7,361,499)
Current year cumulative deemed distributions	439,495
Prior year cumulative deemed distributions	(445,599)
Total expenses per the Form 5500	$1,308,638,598

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2016
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	DuPont common stock	Common stock	**	$632,675,144

*	Plan interest in the DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	9,555,572,245

*	Participant-directed brokerage account	Brokerage account	**	127,636,529

*	Notes receivable from participants	3.25% - 9.75% - Maturing from January 2017 - December 2026	**	84,315,277
	Total Assets Held At End of Year			$10,400,199,195
 ______________________________________

*	Party-in-interest
**	Cost not required for participant-directed investments

DUPONT RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2016
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE A

Totals that Constitute Nonexempt Prohibited Transactions
Year	Participant contributions and loan repayments transferred late to Plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
2016	$94,937	$—	$—	$94,937	$—

Note: The above contributions were transmitted to the trustee after the date the DOL may determine as the earliest date such contributions reasonably could have been segregated from the employer's general assets. The only corrections remaining relate to lost earnings which are considered immaterial and will be made in 2017. Corrections will be made in accordance with the IRS and DOL procedures.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Retirement Savings Plan

/s/ Jennifer Sloan
Jennifer Sloan
Director — Global Rewards

June 13, 2017